The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated June 15, 2021.

Preliminary Pricing Supplement No. J1303

To the Underlying Supplement dated June 18, 2020,

Product Supplement No. JPM-III dated November 9, 2020,

Prospectus Supplement dated June 18, 2020 and

Prospectus dated June 18, 2020

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-238458-02 June 15, 2021

Structured Investments	Credit Suisse $ Dual Directional Capped Knock-Out Notes due July 7, 2022 Linked to the Performance of the S&P 500® Index
•	The notes are designed for investors who seek a return at maturity linked to the appreciation of the S&P 500® Index, if any, up to the Upside Maximum Return on the notes, which is expected to be 7% (to be determined on the Pricing Date) and who seek to profit from depreciation of up to 15% in the Underlying. Investors should be willing to forgo interest and dividend payments and, if the Final Level is less than the Knock-Out Level, which is expected to be 85% of the Initial Level (to be determined on the Pricing Date), be willing to lose some or all of their investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing July 7, 2022.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the notes is expected to be determined on or about June 18, 2021 (the “Pricing Date”), and the notes are expected to settle on or about June 23, 2021 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

•	The notes will not be listed on any securities exchange.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	The notes are linked to the performance of the S&P 500® Index. For additional information about the Underlying, see the information set forth under “The Reference Indices—The S&P Dow Jones Indices—The S&P U.S. Indices—The S&P 500® Index” in the accompanying underlying supplement.

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any discounts and commissions.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo discounts and commissions for sales to fiduciary accounts. The total discounts and commissions represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $10 per $1,000 principal amount of the notes. For more information, see “Supplemental Plan of Distribution” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $950 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

June , 2021

(continued from previous page)

Payment at Maturity:	If the Final Level is greater than the Initial Level, you will receive a cash payment at maturity per $1,000 principal amount of notes that provides you with a return equal to the Underlying Return, subject to the Upside Maximum Return, which is expected to be 7% (to be determined on the Pricing Date). For example, if the Underlying Return is equal to or more than 7%, you will receive a return on the notes of 7%, which entitles you to a payment at maturity of $1,070 for every $1,000 principal amount of notes that you hold. Accordingly, if the Underlying Return is positive, your payment per $1,000 principal amount of notes will be calculated as follows, subject to the Upside Maximum Return of 7%:
$1,000 + [$1,000 × (Underlying Return)]
If the Final Level is less than or equal to the Initial Level, but a Knock-Out Event has not occurred, you will receive a cash payment that provides you with a return per $1,000 principal amount of notes equal to the absolute value of the Underlying Return and your final payment per $1,000 principal amount of notes will be calculated as follows:
$1,000 + [$1,000 × - (Underlying Return)]
If a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the level of the Underlying has declined and the Payment at Maturity per $1,000 principal amount of notes will be calculated as follows:
$1,000 + [$1,000 × (Underlying Return)]
You will lose some or all of your investment at maturity if a Knock-Out Event has occurred. Any payment on the notes is subject to our ability to pay our obligations as they become due.
Upside Maximum Return:	Expected to be at least 7% (to be determined on the Pricing Date).
Downside Maximum Return:	Expected to be at least 15% (to be determined on the Pricing Date).
Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
The Underlying Return may be positive or negative.
Knock-Out Event:	A Knock-Out Event occurs if the Final Level is less than the Knock-Out Level.
Knock-Out Level:	Expected to be 85% of the Initial Level (to be determined on the Pricing Date).
Initial Level:	The closing level of the Underlying on the Pricing Date. In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be the closing level of the Underlying on the immediately following trading day on which a closing level is available.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Valuation Dates:	June 27, 2022, June 28, 2022, June 29, 2022, June 30, 2022, July 1, 2022 (each a “Valuation Date” and July 1, 2022, the “Final Valuation Date”), subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if any Valuation Date is postponed because it is not a trading day.
Maturity Date:	July 7, 2022, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if the Final Valuation Date is postponed for any reason. If the Maturity Date is not a business day, the payment at maturity will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Events of Default:

With respect to these notes, the first bullet of the first sentence of “Description of Debt Securities—Events of Default” in the accompanying prospectus is amended to read in its entirety as follows:

a default in payment of the principal or any premium on any debt security of that series when due, and such default continues for 30 days;

CUSIP:	22552XNB5

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated June 18, 2020, the product supplement dated November 9, 2020, the prospectus supplement dated June 18, 2020 and the prospectus dated June 18, 2020, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011950/dp130454_424b2-eus.htm

•	Product Supplement No. JPM–III dated November 9, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320021825/dp140381_424b2-jpmiiips.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Hypothetical Payments at Maturity for Each $1,000 Principal Amount of Notes

The following table and examples illustrate the hypothetical payment at maturity for a $1,000 principal amount of notes for a hypothetical range of performances of the Underlying, assuming an Upside Maximum Return on the notes of 7%, a Knock-Out Level of 85% of the Initial Level and that the notes are purchased by the investor at $1,000 per $1,000 principal amount of notes. The actual Upside Maximum Return and Knock-Out Level will be determined on the Pricing Date. The hypothetical results set forth below are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the arithmetic average of the closing levels of the Underlying on the Valuation Dates. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Underlying Return	Return on the Notes	Payment at Maturity
100%	7%	$1,070
90%	7%	$1,070
80%	7%	$1,070
70%	7%	$1,070
60%	7%	$1,070
50%	7%	$1,070
40%	7%	$1,070
30%	7%	$1,070
20%	7%	$1,070
10%	7%	$1,070
7%	7%	$1,070
5%	5%	$1,050
0%	0%	$1,000
−5%	5%	$1,050
−10%	10%	$1,100
−15%	15%	$1,150
−20%	−20%	$800
−30%	−30%	$700
−40%	−40%	$600
−50%	−50%	$500
−60%	−60%	$400
−70%	−70%	$300
−80%	−80%	$200
−90%	−90%	$100
−100%	−100%	$0

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated.

Example 1: The level of the Underlying increases by 50% from the Initial Level to the Final Level. Because the Final Level is greater than the Initial Level and the Underlying Return of 50% exceeds the Upside Maximum Return of 7%, the investor receives a payment at maturity of $1,070 per $1,000 principal amount of notes, the maximum payment on the notes if the Underlying Return is positive.

Example 2: The level of the Underlying increases by 5% from the Initial Level to the Final Level. Because the Final Level is greater than the Initial Level and the Underlying Return of 5% does not exceed 7%, the Upside Maximum Return, the investor receives a payment at maturity of $1,050 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 × (5%)] = $1,050

Example 3: The level of the Underlying decreases by 5% from the Initial Level to the Final Level. Because the Final Level is less than the Initial Level but a Knock-Out Event has not occurred, the investor will receive a payment at maturity of $1,050 per $1,000 principal amount of notes based on the absolute value of the negative Underlying Return calculated as follows:

$1,000 + [$1,000 × - (-5%)] = $1,050

Example 4: The level of the Underlying decreases by 50% from the Initial Level to the Final Level. Because a Knock-Out Event has occurred, the Underlying Return is negative and the investor will receive a payment at maturity of $500 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 × (-50%)] = $500

Selected Purchase Considerations

•	LIMITED APPRECIATION POTENTIAL IF THE UNDERLYING RETURN IS POSITIVE UP TO THE UPSIDE MAXIMUM RETURN — The notes provide the opportunity to participate in the appreciation of the Underlying, up to the Upside Maximum Return. Accordingly, if the level of the Underlying has increased from the Initial Level to the Final Level by more than the Upside Maximum Return, you will receive a payment at maturity for every $1,000 principal amount of notes of $1,000 plus $1,000 multiplied by the Upside Maximum Return. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•	LIMITED APPRECIATION POTENTIAL IF THE UNDERLYING RETURN IS NEGATIVE AND A KNOCK-OUT EVENT HAS NOT OCCURRED — The notes provide the opportunity to enhance returns by giving you a positive return if the Underlying Return is negative and a Knock-Out Event has not occurred. However, if a Knock-Out Event has occurred, for every 1% decline of the Underlying below the Initial Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, if the Underlying Return is negative, the maximum payment at maturity for every $1,000 principal amount of notes is $1,000 plus $1,000 multiplied by the Downside Maximum Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Selected Risk Considerations

An investment in the notes involves significant risks. This section describes material risks relating to an investment in the notes. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative. If a Knock-Out Event has occurred, you will be fully exposed on a basis of 1% to each 1% depreciation in the Underlying and the payment at maturity you will receive will be less than the principal amount of the notes and you could lose your entire investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the payment at maturity is based on the performance of the Underlying. Because the payment due at maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	IF THE LEVEL OF THE UNDERLYING INCREASES FROM THE INITIAL LEVEL TO THE FINAL LEVEL, YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE UPSIDE MAXIMUM RETURN — If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Upside Maximum Return. Accordingly, if the Underlying Return is equal to or greater than the Upside Maximum Return, you will receive a payment of $1,000 plus $1,000 multiplied by the Upside Maximum Return, regardless of the appreciation in the Underlying, which may be significant.

•	IF THE LEVEL OF THE UNDERLYING DECREASES FROM THE INITIAL LEVEL TO THE FINAL LEVEL BUT A KNOCK-OUT EVENT HAS NOT OCCURRED, YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED — If the Final Level is less than the Initial Level but a Knock-Out Event has not occurred, you will receive at maturity $1,000 plus a return equal to the absolute value of the Underlying Return. If the Underlying Return is negative, the maximum payment at maturity for every $1,000 principal amount of notes is $1,000 plus $1,000 multiplied by the Downside Maximum Return. If a Knock-Out Event has occurred, you will be fully exposed to the negative Underlying Return, and you will lose some or all of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Underlying, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Level, especially if there is a significant increase in the closing level of the Underlying on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Underlying, if any, between the Pricing Date and the Final Valuation Date.

•	THE PROBABILITY THAT THE FINAL LEVEL WILL BE LESS THAN THE KNOCK-OUT LEVEL WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the Final Level could be less than the Knock-Out Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlying as of the Pricing Date. The volatility of the Underlying can change significantly over the term of the notes. The level of the Underlying could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant amount of your principal at maturity.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Risks Relating to the Underlying

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING — Your return on the notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying. The return on your investment is not the same as the total return based on the purchase of shares of the equity securities that comprise the Underlying.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

•	GOVERNMENT REGULATORY ACTION, INCLUDING LEGISLATIVE ACTS AND EXECUTIVE ORDERS, COULD RESULT IN MATERIAL CHANGES TO THE UNDERLYING AND COULD NEGATIVELY AFFECT YOUR RETURN ON THE NOTES — Government regulatory action, including legislative acts and executive orders, could materially affect the Underlying. For example, in response to recent executive orders, stocks of companies that are determined to be linked to the People’s Republic of China military, intelligence and security apparatus may be delisted from a U.S. exchange, removed as a component in indices or exchange traded funds, or transactions in, or holdings of, securities with exposure to such stocks may otherwise become prohibited under U.S. law. If government regulatory action results in such consequences, there may be a material and negative effect on the notes.

Risks Relating to the Issuer

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Risks Relating to Conflicts of Interest

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in instruments related to the Underlying. We, any dealer or our or their respective affiliates may also trade in instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

•	the expected and actual volatility of the Underlying;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities included in the Underlying;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using proprietary pricing models dependent on inputs such as volatility, correlation, dividend rates, interest rates and other factors, including assumptions about future market events and/or environments. These inputs may be market-observable or may be based on assumptions made by us in our discretionary judgment. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and the time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to the estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE NOTES — The internal funding rate we use in structuring securities such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models, the related inputs and other factors, including our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is higher than our secondary market credit spreads, our secondary market bid for your notes could be less favorable than what other dealers might bid because, assuming all else is equal, we use the higher internal funding rate to price the notes and other dealers might use the lower secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs, which may include discounts and commissions that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so, or you may have to sell them at a substantial loss.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing levels of the Underlying from January 4, 2016 through June 11, 2021. We obtained the historical information below from Bloomberg, without independent verification. The price source for determining the Final Level will be the Bloomberg page “SPX <Index>” or any successor page.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any of the Valuation Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

For additional information about the Underlying, see the information set forth under “The Reference Indices—The S&P Dow Jones Indices—The S&P U.S. Indices—The S&P 500® Index” in the accompanying underlying supplement.

The closing level of the Underlying on June 11, 2021 was 4247.44.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “United States Federal Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Pricing Date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “United States Federal Tax Considerations—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued prior to January 1, 2023 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the Pricing Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $10 per $1,000 principal amount of notes and will forgo discounts and commissions for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

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